SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____N/A____ to __________

Commission File Number 1-15274

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

Form 11-K Annual Report

For the full fiscal year ended December 31, 2001, the title of the plan was J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan. Effective January 27, 2002, the title of the plan was changed to J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

As disclosed in J. C. Penney Company, Inc.'s 2001 10-K, effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J.C. Penney Corporation, Inc. (JCP) and became a wholly-owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP, nor does it have any independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number of and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of J. C. Penney Company, Inc. remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt is full and unconditional.

KPMG

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	3
Notes to Financial Statements	4
Schedule	
I Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)	12

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's "Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974." This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 4, 2004

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value (notes 2, 3, and 4):		
Plan interest in Master Trust	$ 3,121,815,359	2,885,395,303
Total investments	3,121,815,359	2,885,395,303
Receivables:		
Accrued Company contribution	44,550,081	46,643,447
Accrued Participant contribution	1,823,925	—
Accrued interest and dividends	20,509	102,181
Miscellaneous	504,988	88,900
	46,899,503	46,834,528
Total assets	3,168,714,862	2,932,229,831
Liabilities:		
Accounts payable and other liabilities	563,099	479,696
Total liabilities	563,099	479,696
Net assets available for benefits	$ 3,168,151,763	2,931,750,135

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:		
Investment income (loss):		
Plan interest in Master Trust investment gain (loss)	$ 353,416,779	(109,198,413)
	353,416,779	(109,198,413)
Less investment expenses	(983,432)	(1,033,006)
	352,433,347	(110,231,419)
Contributions:		
Proceeds from redemption of preferred shares	9,013,736	8,625,585
J. C. Penney Corporation, Inc. (including a cash contribution of $44,550,081 in 2003, and a noncash contribution of $46,643,447 in Common Stock in 2002, recorded at fair value on the date of contribution)	45,000,124	47,043,447
Participants	129,905,925	133,441,890
	183,919,785	189,110,922
Total additions	536,353,132	78,879,503
Deductions from net assets attributed to:		
Benefit payments	291,268,585	291,964,189
Administrative expense	8,271,268	7,463,290
Total deductions	299,539,853	299,427,479
Change in net assets available for benefits	236,813,279	(220,547,976)
Net assets transferred to Eckerd 401(k) Savings Plan (note 5)	(411,651)	(368,546,999)
Beginning net assets available for benefits	2,931,750,135	3,520,845,110
Ending net assets available for benefits	$ 3,168,151,763	2,931,750,135

See accompanying notes to financial statements.

(1) Description of Plan

Effective January 27, 2002, the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan was amended and the name was changed to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan). The following description of the Plan provides only general information. For more complete information, Participants should refer to Your Benefits Book 2, which is the Summary Plan Description for the Plan. If these Notes or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the Plan. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company.

State Street Bank & Trust Company (State Street Bank) serves as the Plan's trustee.

(b) Payment of Benefits

Generally, Participants with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company Account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

Participants who are classified as highly compensated (earning $90,000 or more annually in 2003 and $85,000 or more annually in 2002) are permitted to contribute 8% of their earnings (up to a maximum of $200,000 for 2003 and 2002) with a maximum of 6% in tax-deferred deposits (subject to an annual maximum of $12,000 in 2003 and $11,000 in 2002). Participants earning less than $90,000 in 2003 and $85,000 in 2002 are permitted to contribute 20% of their earnings (subject to an annual maximum of $12,000 in 2003 and $11,000 in 2002).

(Continued)

Effective September 1, 2002, the Plan was amended to allow Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $2,000 during 2003 and $1,000 during 2002. These contributions are not eligible for the Company's annual matching contribution or partial-year matching contribution.

The Company contributes an amount which is equal to 4½% of the Company's available profits. The Company's contribution amounted to approximately $25.7 million in cash in 2003 and $27.2 million in J. C. Penney Company, Inc. Common Stock (Penney Common Stock) in 2002. Additionally, a special matching contribution of approximately $18.8 million in cash and $19.4 million in Penney Common Stock was approved and made for the 2003 and 2002 Plan years, respectively. Noncash contributions of Penney Common Stock are recorded at fair value on the date of contribution. Separating Participants who met Plan criteria to receive a partial-year Company contribution were paid $0.5 million and $0.4 million in 2003 and 2002, respectively. Company contributions are allocated to each Participant's Penney Common Stock Fund in accordance with the ratio that each Participant's deposits, not in excess of 6% of earnings (matched deposits), bear to all such deposits by Participants for the applicable Plan year. The total value of the 2003 and 2002 allocations to Participants was equal to 50% of matched deposits.

(d) Participants' Investment Funds

Participants' account balances are invested in the Plan's investment funds in accordance with their elections. These investment funds include the Penney Common Stock Fund, the Aggressive (consisting of investments in U.S. and non-U.S. equity funds), Moderate (consisting of investments in bond funds and U.S. and non-U.S. equity funds), Conservative and Horizon (same investments as Moderate with greater emphasis on fixed income securities) Funds, and the Interest Income Fund (consisting of contracts with insurance companies and structured investment contracts, which earn a specific interest rate for a specified period of time). The Core Index Funds and Mutual Funds were added on February 1, 2002 (note 4). Participants' deposits cannot be invested in the J. C. Penney Company, Inc. Preferred Stock Fund (Preferred Stock Fund). Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e) Participants' Loans

Loans may be made available upon request to Participants who have not separated from service. All loans must be adequately secured and bear interest at a reasonable rate. Interest rates on the loans averaged 5.146% in 2003 and 5.708% in 2002. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(f) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon. Vesting in the value of Company matching contributions and any earnings thereon is graduated at 20% per full year of service up to 100% after the earlier of five years of service, normal retirement age, death, or total disability. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one year breaks in service.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts with insurance companies, which are stated at contract value (note 4). The average cost method is used to calculate gains and losses on the sale of investments. The Penney Common Stock and other securities are valued at their quoted market prices. The fair value of the J. C. Penney Company, Inc. Preferred Stock (Penney Preferred Stock), which is not publicly traded, is determined to be the greater of its issue price of $600 per share or the common stock price into which it can be converted; as such, the amounts included in the financial statements were determined by using the issue price. Participants' loans are valued at unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) Investments in Master Trust

At December 31, 2003 and 2002, the Plan's investment assets were held in a trust account at State Street Bank and as of January 1, 2002 consist of a separate interest in a Master Trust. In 2003 and 2002, the Master Trust also includes, as a separate interest, the investment assets of the Eckerd Corporation 401(k) Savings Plan (note 5).

The Master Trust was composed of the following investments at December 31, 2003 and 2002:

	2003	2002
Penney Common Stock	$ 908,393,508	832,484,151
Penney Preferred Stock	306,435,449	334,530,481
State Street Bank Liquidity Fund	71,595,892	109,774,552
Daily EAFE (Europe, Australia, and Far East) Fund	135,192,002	104,104,722
Russell 3000 Fund	422,904,801	327,002,760
Intermediate Bond Fund	110,465,170	90,609,272
Investments held in Core Index Funds	185,273,493	70,889,803
Investments held in Mutual Funds	172,797,286	76,960,911
Funds held under structured investment contracts	924,599,265	908,357,782
Funds with insurance companies	292,396,769	289,024,075
Participant loans	98,515,245	98,104,611
	$ 3,628,568,880	3,241,843,120

The net investment gain (loss) of the Master Trust for the years ended December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Net appreciation (depreciation) in fair value of investments	$ 311,544,406	(266,327,789)
Interest	69,932,914	76,971,002
Dividends	46,255,668	47,688,939
	$ 427,732,988	(141,667,848)

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 86% and 89% at December 31, 2003 and 2002, respectively.

(4) Investments of Plan in Master Trust

Funds with insurance companies at December 31, 2003 and 2002 are recorded at stated contract value, which approximates fair value as reported to the Plan by the insurance companies, and represent the principal balance plus interest earned on the investments. Interest rates on these contracts range from 3.00% to 7.62% at December 31, 2003 and maturities range from March 2004 to May 2008.

The Plan also invests in synthetic investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

(Continued)

On February 1, 2002, the Core Index Funds and Mutual Funds were added to the Plan. The Core Index Funds include investments in the S&P 500 Fund, the Russell 1000 Growth Fund, the Russell 1000 Value Fund, the Russell 2000 Fund, the EAFE Fund, and the Intermediate Bond Fund. The Mutual Funds include investments in the Fidelity Dividend Growth Fund, the T. Rowe Price Blue Chip Growth Fund, the Vanguard Growth Equity Fund, the American Century Growth Fund Inv., the Vanguard Equity Income Fund, the T. Rowe Price Small Cap Stock Fund, the Dreyfus Founders Discovery Fund A, the AIM Aggressive Growth Fund A, the T. Rowe Price Small Cap Value Fund, the Fidelity Diversified International Fund, and the American Century International Growth Fund Inv.

The Penney Preferred Stock is convertible into Penney Common Stock at a ratio of 1:20. Each 1/20 of a share of Penney Preferred Stock has a minimum value of $30. The Company has the option of settling a Participant's Penney Preferred Stock Fund in cash or whole shares of Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock, or any combination thereof, if the market price of Penney Common Stock at the time of distribution is equal to or less than the conversion value of $600 per share of the Penney Preferred Stock. The Plan received approximately $9.0 million in cash in 2003 and $8.6 million in cash in 2002 for settlement from redemption of Penney Preferred Stock. However, if a Participant requests settlement of such fund in shares, the Participant will receive shares of Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock. A Participant's Penney Preferred Stock Fund will be settled with Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock if the market price of Penney Common Stock exceeds the conversion value of $600 per share of the Penney Preferred Stock. However, a Participant may request settlement of such fund in cash. The annual dividend on the Penney Preferred Stock is 7.9%, payable semiannually on January 1 and July 1.

Except for certain funds with insurance companies or mutual fund companies, the Plan's investments are held by the trustee. The following tables present investment information.

Investments that represent 5% or more of the Plan's net assets are separately identified:

Investments	2003 Fair/contract value	2002 Fair/contract value
Investments at fair value as determined by quoted market price:		
Penney Common Stock Fund	$ 824,594,605	778,390,128
Penney Preferred Stock Fund	290,623,719	318,002,901
Russell 3000 Fund	308,608,587	244,573,863
Government Agency nontaxable bonds	205,308,825	181,064,271
Noncredit card backed taxable bonds	469,135,393	457,348,720
Other	669,434,561	554,472,521
	2,767,705,690	2,533,852,404
Participant loans (interest rates approximated 5.1% in 2003 and 5.7% in 2002)	84,824,621	88,086,853
Investments at contract value:		
Funds with insurance companies	269,285,048	263,456,046
	$ 3,121,815,359	2,885,395,303

The number of units and net asset value per unit at December 31, 2003 and 2002 follows:

	December 31, 2003		December 31, 2002	
	Units	Net asset value	Units	Net asset value
Penney Common Stock Fund	195,676,914	$ 4.271855	211,626,782	$ 3.767339
Penney Preferred Stock Fund	56,748,510	4.927094	62,062,625	4.939489
Aggressive Fund	21,429,511	12.848865	22,470,876	9.739054
Moderate Fund	9,126,308	13.916010	9,068,239	11.319407
Conservative Fund	5,427,340	14.458417	5,387,357	12.325910
Interest Income Fund	81,061,180	14.361449	85,809,163	13.717147
Horizon Fund	721,153	11.208343	408,480	10.024502
Core Index Funds	12,194,431	10.866463*	6,281,230	9.216743*
Mutual Funds	6,227,494	21.143487*	3,296,768	18.045266*

* Represents a weighted average of the investments comprising the Fund.

The net asset value for the Penney Preferred Stock Fund is based on the value of the Penney Preferred Stock allocated to Participants as of December 31, 2003 and 2002.

(Continued)

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value by $247,352,207 and ($225,026,382), respectively, as follows:

	2003	2002
Penney Common Stock	$ 105,129,328	(127,581,266)
Aggressive Fund	66,325,383	(60,680,211)
Moderate Fund	23,002,094	(15,368,244)
Conservative Fund	11,285,430	(4,687,773)
Horizon Fund	698,366	7,880
Interest Income Fund	—	—
Prudential Stock	—	(617,266)
Investments held in Core Index Funds	18,265,464	(4,402,619)
Investments held in Mutual Funds	22,646,142	(11,696,883)
	$ 247,352,207	(225,026,382)

(5) Plan Mergers and Transfer of Assets

On January 1, 2002, a transfer of assets was made out of the Plan to the Eckerd Corporation 401(k) Savings Plan on behalf of one of the Company's subsidiaries, Eckerd Corporation (Eckerd). On this date, all assets and liabilities related to Eckerd Plan participants in the amount of $368,546,999 were transferred from the Plan to the new Eckerd Corporation 401(k) Savings Plan. These assets will continue to be held as a separate interest in the Master Trust (note 3).

During 2003, an additional transfer of assets was made out of the Plan to the Eckerd Corporation 401(k) Savings Plan for Participants who transferred employment from the Company to Eckerd. All assets and liabilities related to these Participants in the amount of $411,651 were transferred from the Plan to the Eckerd Plan.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 20, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(7) Form 5500 Reconciliation

Investments and investment income for the Plan's 2003 and 2002 financial statements and Form 5500 reporting are classified in different line item categories due to the financial statements containing more specific categories than the Form 5500. The total amount of investments and investment income in the financial statements agree to the amount recorded on Form 5500.

(Continued)

Net assets and total deductions reported in the Plan's 2003 Form 5500 are different from the corresponding amounts reported in the accompanying financial statements due to Participant loans which were deemed as distributions. The differences between the Plan's Form 5500 and the accompanying financial statements for 2003 and 2002 are as follows:

	2003	2002
Net assets available for benefit per the Form 5500	$ 3,166,496,189	2,930,283,588
Deemed distributions of Participant loans	1,655,574	1,466,547
Net assets available for benefits per the financial statements	$ 3,168,151,763	2,931,750,135
Total deductions per the Form 5500	$ 291,268,585	291,964,189
Administrative expenses included in Master Trust	8,271,268	7,463,290
Total deductions per the financial statements	$ 299,539,853	299,427,479

(8) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in amounts allocated to their accounts.

(9) Plan Amendment

Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt securities is full and unconditional.

Effective September 1, 2002, the Plan was amended to allow Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit up to a maximum of $2,000 during 2003 and $1,000 during 2002.

**J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Description of asset	Current value
Plan Interest in Master Trust		$ 3,121,815,359

See accompanying independent registered public accounting firm report.

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee
Benefits Administration Committee, and the
Human Resources Committee

We consent to the incorporation by reference in the registration statements (Nos. 33-24462, 33-56993, 33-59666, 333-33343-99) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 4, 2004 relating to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits and related schedules for the years then ended, which report appears in the December 31, 2003 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

KPMG LLP

Dallas, Texas
June 25, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: /s/ Bruce A. Hill

Bruce A. Hill
Chairman, Benefits Administration Committee

June 25, 2004

78941-1